March 1, 2017

Via EDGAR

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Mill Road Capital II, L.P. (CIK No. 0001550729)

Preliminary Proxy Materials on Schedule 14A by Mill Road Capital II, L.P.

Filed March 1, 2017

Ladies and Gentlemen:

We are counsel to Mill Road Capital II, L.P., a Delaware limited partnership (“Mill Road”). Mill Road filed with you a non-management Preliminary Proxy Statement on Schedule 14A for a contested election of directors at Ecology and Environment, Inc.’s 2017 annual meeting of stockholders on the date hereof.

We respectfully request that copies of any notices or communications directed to Justin C. Jacobs of Mill Road Capital II, L.P. on behalf of the participants filing said Schedule 14A (the “Participants”) be sent to Paul Bork, Esq. and Jennifer Audeh, Esq. at Foley Hoag LLP, 155 Seaport Boulevard, Boston, MA 02210 or by fax at 617-832-7000. Please note that all additional filings on behalf of the Participants will be made under the CIK number of Mill Road Capital II, L.P. (0001550729).

If the Staff has any questions about the foregoing, please contact me at 617-832-1113 (email: pbork@foleyhoag.com) or, in my absence, my partner Jennifer Audeh at 617-832-3016 (email: jaudeh@foleyhoag.com). Thank you for your attention to this matter.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc:	Justin C. Jacobs